UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 4, 2018

AVISTA HEALTHCARE PUBLIC ACQUISITION CORP.

(Exact Name of Registrant as specified in its charter)

Cayman Islands	001-37906	98-1329150
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

65 East 55th Street 18th Floor New York, NY	10022
(Address of principal executive offices)	(Zip Code)

(212) 593-6900

(Registrant’s telephone number, including area code)

Not Applicable

(Registrant’s name or former address, if change since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐     Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐     Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging Growth Company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act. ☐

EXPLANATORY NOTE

This Current Report on Form 8-K/A amends the disclosures previously made pursuant to Item 5.07 in the Current Report on Form 8-K filed on October 4, 2018 (the “Original 8-K”) by Avista Healthcare Public Acquisition Corp., a Cayman Islands exempted company (the “Company” or “AHPAC”). The Original 8-K reported the results of the shareholder vote on matters submitted to a vote at the Company’s Extraordinary General Meeting of Shareholders held on October 4, 2018 (the “EGM”). The Original 8-K reported that Proposal 1 - To authorize an amendment to the Company’s amended and restated memorandum and articles of association (the “Articles”) to extend the date by which the Company has to consummate a business combination from October 14, 2018 to February 15, 2019 (“Proposal 1”), was approved at the EGM, based on the Company’s application of a voting standard requiring approval by a vote of at least two thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon at the EGM (voting together as a single class). The voting standard we applied was incorrect. Pursuant to the Articles, the correct voting standard for Proposal 1 required affirmative votes in respect of 100% of all shares entitled to vote.

This amendment amends and restates the Original 8-K in its entirety in order to reflect the fact that Proposal 1 was not approved, based on our application of the correct voting standard. For additional information on how this correction will affect the Company’s plans for the proposed Business Combination, please see the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on October 30, 2018.

Item 5.07.     Submission of Matters to a Vote of Security Holders.

At the EGM, which was held on October 4, 2018, holders of an aggregate of 35,919,455 Class A ordinary shares of the Company, par value $0.0001 per share and Class B ordinary shares of the Company, par value $0.0001 per share (together, the “ordinary shares”), comprising 97.57% of the Company’s ordinary shares outstanding and entitled to vote as of the record date of September 12, 2018, were represented in person or by proxy.

At the EGM, the following proposals were submitted to a vote by the holders of our ordinary shares.

1. The Extension Amendment Proposal — the voting results of a proposal to amend the Company’s amended and restated memorandum and articles of association to extend the date by which the Company has to consummate a business combination from October 14, 2018 to February 15, 2019 are set forth below:

For	Against	Abstain	Broker Non-Votes
30,179,230	3,302,225	2,438,000	N/A

The proposal was not approved, having not received “for” votes from 100% of all shareholders entitled to vote.

In connection with this vote, the holders of 30,798,019 Class A ordinary shares exercised their right under the Articles to redeem their shares for cash at a redemption price of approximately $10.20 per share, for an aggregate redemption amount of approximately $314,258,591.61, in the event that the proposal was approved.  As a result of the Company’s error with respect to the application of the prescribed voting standard, these shares were redeemed on October 4, 2018, which was in advance of the date required by the Articles. As a result of Proposal 1 not being approved, such shares were subject to mandatory redemption within ten business days of October 14, 2018 pursuant to the Articles.

In addition, the 201,981 Class A ordinary shares that were sold in the Company’s initial public offering that remained outstanding after the holders of such shares elected not to be redeemed in the aforementioned redemption (the “public shares”) are also subject to mandatory redemption pursuant to the requirements of the Articles. Due to additional interest having accrued in the trust account since October 4, 2018, these shares will be redeemed for approximately $10.30 per share, for an aggregate redemption amount of approximately $2,081,520.

2. The Trust Amendment Proposal — the voting results of a proposal to amend the Company’s Investment Management Trust Agreement, dated as of October 10, 2016, by and between AHPAC and Continental Stock Transfer & Trust Company, to extend the date on which to commence liquidating the trust account established in connection with the Company’s initial public offering in the event the Company has not consummated a business combination prior to October 14, 2018, from October 14, 2018 to February 15, 2019 are set forth below:

For	Against	Abstain	Broker Non-Votes
30,179,230	3,302,225	2,438,000	N/A

The proposal was approved, having received “for” votes from holders of more than sixty five percent (65%) of the issued and outstanding ordinary shares.

Notwithstanding this vote, the trust will be liquidated and the remaining amounts held in trust will be used to redeem the public shares as described below.

Item 8.01.     Other Events.

Due to its inability to consummate an initial business combination within the time period required by its Articles, the Company will redeem the public shares. The Company’s initial shareholders have waived their redemption rights with respect to the outstanding ordinary shares issued prior to the Company’s initial public offering.

As of the close of business on October 31, 2018, the public shares will be deemed cancelled and will represent only the right to receive the redemption amount. In order to provide for the disbursement of funds from the Company’s trust account (the “trust account”) established in connection with the Company’s initial public offering, the Company has instructed the trustee (the “trustee”) of the trust account to immediately liquidate the trust account. The proceeds of the trust account will be held in a noninterest-bearing account while awaiting disbursement to the holders of the public shares. Holders of public shares will have their shares redeemed for their pro rata portion of the proceeds of the trust account by Continental Stock Transfer & Trust Company, the Company’s transfer agent (the “transfer agent”).

The Company estimates that the per-share redemption price for the public shares will be approximately $10.30.

The public shares will cease trading as of the close of business on October 30, 2018, in order to allow time for the settlement of trades.

The redemption amount will be payable to the holders of the public shares (including the public shares included in the Company’s units) upon presentation of their share or unit certificates or other delivery of their shares or units. Beneficial owners of public shares held in “street name,” however, will not need to take any action in order to receive the redemption amount. The redemption amount will be paid as promptly as possible after the close of business on October 31, 2018.

There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will remain outstanding.

For more information regarding the Company’s plans with respect to the Business Combination, please see the Current Report on Form 8-K filed by the Company on October 30, 2018.

Forward-Looking Statements

This Current Report includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “will,” “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” “extend,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include statements relating to the redemption of the public shares, the continued existence and operations of AHPAC to pursue the proposed Business Combination, and the proposed Business

Combination. Forward looking statements with respect to the redemption, the continued existence and operations of AHPAC, the proposed Business Combination, strategies, prospects and other aspects of the businesses of AHPAC, Organogenesis or the combined company after completion of the Business Combination are based on current expectations that are subject to known and unknown risks and uncertainties, which could cause actual results or outcomes to differ materially from expectations expressed or implied by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the proposed Business Combination contemplated therein; (2) the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of AHPAC or other conditions to closing in the Merger Agreement; (3) the ability to meet applicable NASDAQ listing standards; (4) the risk that the proposed Business Combination disrupts current plans and operations of Organogenesis as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed Business Combination; (7) changes in applicable laws or regulations; (8) the possibility that Organogenesis may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in the definitive registration statement of AHPAC filed in connection with the proposed Business Combination and the joint proxy/consent solicitation statement/prospectus contained therein, including those under “Risk Factors” therein, and other documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by AHPAC. Investors are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. AHPAC and Organogenesis undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. Anyone using the presentation does so at their own risk and no responsibility is accepted for any losses which may result from such use directly or indirectly. Investors should carry out their own due diligence in connection with the assumptions contained herein. The forward-looking statements in this Current Report speak as of the date of this release. Although AHPAC may from time to time voluntarily update its prior forward-looking statements, it disclaims any commitment to do so whether as a result of new information, future events, changes in assumptions or otherwise except as required by applicable securities laws.

Disclaimer

This Current Report shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This Current Report relates to a proposed Business Combination between AHPAC and Organogenesis.

Additional Information About the Business Combination

In connection with the proposed Business Combination between Organogenesis and AHPAC, AHPAC has filed with the SEC registration statement on Form S-4 and joint proxy/consent solicitation statement/prospectus forming a part thereof (the “Registration Statement”) and will mail a definitive Registration Statement and other relevant documentation to AHPAC’s shareholders. AHPAC’s shareholders and other interested persons are advised to read the preliminary Registration Statement and the amendments thereto and, when available, the definitive Registration Statement and documents incorporated by reference therein as these materials will contain important information about AHPAC, Organogenesis and the Business Combination. The definitive Registration Statement will be mailed to AHPAC’s shareholders as of a record date to be established for voting on the proposed Business Combination when it becomes available. Shareholders will also be able to obtain a copy of the preliminary and definitive Registration Statement once it is available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: Avista Healthcare Public Acquisition Corp., 65 East 55th Street, 18th Floor, New York, NY 10022.

AHPAC shareholders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about AHPAC and Organogenesis, once such documents are filed with the SEC.

Participants in the Solicitation

AHPAC and its directors, executive officers and other members of its management and employees and Organogenesis and its directors and management may be deemed to be participants in the solicitation of proxies from AHPAC’s shareholders in connection with the proposed Business Combination. Shareholders are urged to carefully read the Registration Statement regarding the proposed Business Combination, because it contains important information. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of AHPAC’s shareholders in connection with the proposed Business Combination will be set forth in the Registration Statement when it is filed with the SEC. Information about AHPAC’s executive officers and directors also will be set forth in the Registration Statement relating to the proposed Business Combination when it becomes available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AVISTA HEALTHCARE PUBLIC ACQUISITION CORP.

By:	/s/ Benjamin Silbert
Name:	Benjamin Silbert
Title:	General Counsel and Secretary

Date: October 30, 2018